May 13, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-4

Filed April 29, 2011

File No. 333-172620

Dear Ms. Ravitz:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 11, 2011 with respect to the Company’s Registration Statement on Form S-4 (the “Form S-4”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Prospectus Cover Page

1.	Based upon your response to our prior comment number 10 and disclosure throughout, it appears that the financial projections provided by each company to the other impacted (1) the decision to enter into the merger agreement (for example, see the seventh paragraph on page 134, and the second and fifth paragraphs on page 135), (2) the boards’ decisions to approve the merger (see, for example, the second bullet point on page 138) and (3) the financial advisors’ determination as to fairness. As such, please disclose the relevant material portions of the projections or tell us why you do not believe such disclosure is required.

Response: In response to the Staff’s comment, disclosure regarding the relevant material portions of certain prospective financial information of each of the companies has been added, respectively, to pages 147 and 154.

Prospectus Cover Page

2.	We note your response to prior comment 1. Please further revise to clarify the options component of the formula. Your disclosure should clearly state the reason for treating in-the-money options separately, with the goal of clearly communicating what the formula is intended to achieve for Endwave shareholders.

Response: In response to the Staff’s comment, the disclosure on the prospectus cover page and elsewhere in the proxy statement/prospectus has been revised to clearly state the reason for treating in-the-money options separately and to communicate what the formula is intended to achieve for Endwave shareholders.

Endwave Historical Stock Price Trend Analysis..., page 148

3.	Your disclosure in response to prior comment 8 does not appear to disclose the entire table on page 132 of your supplemental materials. Please revise.

Response: In response to the Staff’s comment, the requested table has been included on page 148 of the proxy statement/prospectus.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Mavis L. Yee, by telephone at (650) 320-7717 or by fax at (866) 565-3658 should you have any questions or comments.

Sincerely,

/s/ Jeff Parsons
Jeff Parsons Acting Chief Financial Officer and Senior Vice President

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